                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                             PC SERVICE SOURCE, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    693258105
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                                 (CUSIP Number)


                           Herschel S. Weinstein, Esq.
                   Dornbush Mensch Mandelstam & Schaeffer, LLP
                                747 Third Avenue
                               New York, NY 10017
                                 (212) 759-3300
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                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               December 16 , 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 693258105                                            Page 2 of 5 Pages
-------------------                                            -----------------


================================================================================
         NAMES OF REPORTING PERSONS
 1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joseph A. Cohen
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         CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP               (a) |_|
 2       (SEE INSTRUCTIONS)                                              (b) |_|

--------------------------------------------------------------------------------
         SEC USE ONLY
 3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
         WC, PF, 00
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         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5       PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

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         CITIZENSHIP OR PLACE OR ORGANIZATION
 6
         USA
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                                         SOLE VOTING POWER
               NUMBER OF          7
                SHARES                   224,000
             BENEFICIALLY         ----------------------------------------------
               OWNED BY                  SHARED VOTING POWER
                 EACH             8
               REPORTING                 87,000
                PERSON            ----------------------------------------------
                 WITH                    SOLE DISPOSITIVE POWER
                                  9
                                         224,000
                                  ----------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         87,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         311,000
--------------------------------------------------------------------------------
         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12       CERTAIN SHARES (SEE INSTRUCTIONS)                                   |_|

--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         5.9%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
         IN
================================================================================

         This statement constitutes Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Joseph A. Cohen (the "Filing Person") with respect to securities of PC Service Source, Inc. (the "Company"). The Schedule 13D, as amended, is referred to herein as the "Schedule 13D." This Statement is being filed as a result of a material decrease in the percentage ownership of securities of the Company held by the Filing Person.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of PC Service Source, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2350 Valley View Lane, Dallas, Texas 75234.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Items 7-11 and 13 of the cover page of this Schedule which relate to the beneficial ownership of shares of Common Stock by the Filing Person are incorporated by reference in response to this item.

         As of December 17, 1999, the Filing Person beneficially owned, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, 311,000 shares of Common Stock of the Company, representing 5.9% of the Company's Common Stock. Such percentage was determined based upon the number of shares of Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.

         The Filing Person has sole power to vote (or to direct the vote of) and sole power to dispose of (or to direct the disposition of) 224,000 shares of Common Stock of the Company, comprised of shares owned by the Filing Person and various entities of which the Filing Person is the sole trustee, sole general partner, an executive officer or other such person. In accordance with Rule 13d-3, the Filing Person may be deemed to be the beneficial owner of the shares of Common Stock owned by such entities. Pursuant to Rule 13d-4, the Filing Person expressly disclaims that he is the beneficial owner of certain of such shares.

         The Filing Person has shared power to vote (or to direct the vote of) and to dispose of (or direct the disposition of) an aggregate of 87,000 shares of Common Stock of the Company, comprised of shares owned by various individuals and entities through which the Filing Person indirectly possesses the power to vote or dispose of such shares of Common Stock. In accordance with Rule 13d-3, the Filing Person may be deemed to be the beneficial owner of the 87,000 shares of Common Stock owned by such persons. Pursuant to Rule 13d-4, the Filing Person expressly disclaims that he is the beneficial owner of certain of such shares.


                                   Page 3 of 5
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(c)      The following sets forth certain information concerning transactions in the Common Stock by the Filing Person (either directly or indirectly through individuals, corporations and other entities through which the Filing Person possesses the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement.


NAME OF PERSON                          DATE OF              NO. OF           PRICE PER            NATURE OF
EFFECTING TRANSACTION                 TRANSACTION            SHARES             SHARE             TRANSACTION
---------------------                 -----------            ------           ---------           -----------
Rochelle Dweck                          11/24/99              6,000             2.5626            Public Sale
Anet Corp.                              12/16/99             25,000             2.125             Private Sale
Ramco Enterprises                       12/16/99             36,000             2.125             Private Sale
Trefoil Garnet Capital                  12/17/99             49,000             2.125             Private Sale
Partners, L.P.


(d)-(e)  Not applicable.



                                   Page 4 of 5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 1999



                                             /s/ Joseph A. Cohen
                                             -----------------------------------














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